UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated January 7, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: January 7, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 810 – 1708 Dolphin Ave.

Kelowna, B.C.

V1Y 9S4

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

January 7, 2008

STRATHMORE SIGNS OPTION TO ACQUIRE EXISTING

NRC MILL SITE LICENSE AND ADDIT I ONAL PRIVATE MINERAL

RIGHTS IN GAS HILLS URANIUM DISTRICT, WYOMING

Strathmore Minerals Corporation is pleased to announce that its subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”) has entered into an option agreement to purchase an existing NRC license and additional private mineral rights containing known uranium mineralization in the Gas Hills Uranium District, Wyoming. The NRC license covers a historic mill site.  It will be evaluated to determine if it can be used for a new mill or ore heap and/or vat leach facility in the Gas Hills. Strathmore has agreed not to disclose the name of the company involved or the terms of this agreement.  The private mineral rights are adjacent to existing Strathmore land holdings in the Gas Hills District and would be incorporated into new and expanded mining and milling scenario.  Strathmore shall have one year to evaluate the acquisition of the NRC License and uranium properties and any obligations associated with the option agreement.

The Gas Hills Uranium District was one of the most prolific uranium producing areas in the United States during the last uranium cycle, with total production exceeding 100 million pounds.  The majority of this production was from conventional open-pit mining, and to a much lesser extent by underground and in-situ recovery.  Strathmore controls over 32,000 acres in the District prior to this option agreement.  The Company recently completed the installation of monitor wells in the George-Ver and Frazier La Mac areas for base line water quality data.  Environmental baseline data continues to be collected with the recent completion of ground radiation surveys and installation of weather and air sampling stations.  The Gas Hills area is located 45 miles east of Riverton Wyoming, home of the Company’s US exploration and development office.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines.  It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com